Filed Pursuant to Rule 433

Registration No. 333-217087

Issuer Free Writing Prospectus dated March 19, 2020

Relating to Prospectus dated March 31, 2017 and

Preliminary Prospectus Supplement dated March 19, 2020

$2,250,000,000

Senior Notes Offering

Pricing Term Sheet

March 19, 2020

	4.400% Senior Notes due 2030	5.150% Senior Notes due 2040	5.250% Senior Notes due 2050
Issuer:	Northrop Grumman Corporation	Northrop Grumman Corporation	Northrop Grumman Corporation

Expected Ratings:(1)

Moody’s Investors Service, Inc.:	Baa2 (Outlook: Stable)	Baa2 (Outlook: Stable)	Baa2 (Outlook: Stable)

Standard & Poor’s Ratings Services:	BBB (Outlook: Stable)	BBB (Outlook: Stable)	BBB (Outlook: Stable)

Fitch Ratings, Ltd.:	BBB (Outlook: Stable)	BBB (Outlook: Stable)	BBB (Outlook: Stable)

Principal Amount Offered:	$750,000,000	$500,000,000	$1,000,000,000

Pricing Date:	March 19, 2020	March 19, 2020	March 19, 2020

Settlement Date (T + 2):	It is expected that delivery of the Notes will be made against payment therefor on or about March 23, 2020, which is the second business day following the date hereof.	It is expected that delivery of the Notes will be made against payment therefor on or about March 23, 2020, which is the second business day following the date hereof.	It is expected that delivery of the Notes will be made against payment therefor on or about March 23, 2020, which is the second business day following the date hereof.

Maturity Date:	May 1, 2030	May 1, 2040	May 1, 2050

Benchmark Treasury:	1.500% due February 15, 2030	2.375% due November 15, 2049	2.375% due November 15, 2049

Benchmark Treasury Price/Yield:	103-09 / 1.149%	111-00 / 1.889%	111-00 / 1.889%

Spread to Benchmark Treasury:	+330 basis points	+330 basis points	+340 basis points

Yield to Maturity:	4.449%	5.189%	5.289%

Coupon:	4.400%	5.150%	5.250%

Day Count Convention:	30 / 360	30 / 360	30 / 360

Price to Public:(2)	99.599%	99.509%	99.407%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2020	May 1 and November 1, commencing November 1, 2020	May 1 and November 1, commencing November 1, 2020

Record Dates:	April 15 and October 15	April 15 and October 15	April 15 and October 15

Optional Redemption:	Prior to February 1, 2030 (the “Par Call Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would have been due if the notes matured on the Par Call Date at a discount rate of the Adjusted Treasury Rate +50 basis points.	Prior to November 1, 2039 (the “Par Call Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would have been due if the notes matured on the Par Call Date at a discount rate of the Adjusted Treasury Rate +50 basis points.	Prior to November 1, 2049 (the “Par Call Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would have been due if the notes matured on the Par Call Date at a discount rate of the Adjusted Treasury Rate +50 basis points.

	On and after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed.	On and after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed.	On and after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed.

CUSIP/ISIN:	666807 BS0 / US666807BS00	666807 BT8 / US666807BT82	666807 BU5 / US666807BU55

Denominations:	$2,000 and multiples of $1,000 in excess thereof	$2,000 and multiples of $1,000 in excess thereof	$2,000 and multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC MUFG Securities Americas, Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC MUFG Securities Americas, Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC MUFG Securities Americas, Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. ANZ Securities, Inc. BNY Mellon Capital Markets, LLC Scotia Capital (USA) Inc. UniCredit Capital Markets LLC Mischler Financial Group, Inc. Siebert Williams Shank & Co., LLC	Academy Securities, Inc. ANZ Securities, Inc. BNY Mellon Capital Markets, LLC Scotia Capital (USA) Inc. UniCredit Capital Markets LLC Mischler Financial Group, Inc. Siebert Williams Shank & Co., LLC	Academy Securities, Inc. ANZ Securities, Inc. BNY Mellon Capital Markets, LLC Scotia Capital (USA) Inc. UniCredit Capital Markets LLC Mischler Financial Group, Inc. Siebert Williams Shank & Co., LLC

(1)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

(2)	Plus accrued interest, if any, from March 23, 2020.

Changes from the Preliminary Prospectus Supplement

The number of series of notes to be issued in the offering increased from two to three, consisting of 4.400% Senior Notes due 2030, 5.150% Senior Notes due 2040 and 5.250% Senior Notes due 2050. The information in the preliminary prospectus supplement (including, but not limited to, the information in the sections entitled “Summary,” “Capitalization” and “Description of notes”) is deemed to have changed to the extent affected by the additional series of notes.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling one of the numbers listed below:

J.P. Morgan Securities LLC	BofA Securities, Inc.	Citigroup Global Markets Inc.
1-212-834-4533 (collect)	1-800-294-1322 (toll-free)	1-800-831-9146 (toll-free)

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